UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 22)*

BlackRock ESG Capital Allocation Term Trust
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

09262F100
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09262F100	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,552,727
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,552,727
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 28,552,727
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.02%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 101,893,121 shares of common stock outstanding as of 12/31/23, as disclosed in the company's N-CSR filed 3/6/24

CUSIP No. 09262F100	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,552,727
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,552,727
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 28,552,727
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.02%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 101,893,121 shares of common stock outstanding as of 12/31/23, as disclosed in the company's N-CSR filed 3/6/24

CUSIP No. 09262F100	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,552,727
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,552,727
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 28,552,727
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.02%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 101,893,121 shares of common stock outstanding as of 12/31/23, as disclosed in the company's N-CSR filed 3/6/24

CUSIP No. 09262F100	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 22 amends and supplements the statement on Schedule 13D filed with the SEC on 11/1/22, as amended by Amendment No. 1 filed 12/12/22, Amendment No. 2 filed 3/9/23, Amendment No. 3 filed 3/16/23, Amendment No. 4 filed 3/24/23, Amendment No. 5 filed 4/26/23, Amendment No 6 filed 5/19/23, Amendment No. 7 filed 6/22/23, Amendment No. 8 filed 6/30/23, Amendment No. 9 filed 9/19/23, Amendment No.10 filed 10/6/23, Amendment No. 11 filed 10/19/23, Amendment No.12 filed 11/7/23, Amendment No.13 filed 11/17/23, Amendment No.14 filed 12/1/23, Amendment No.15 filed 12/11/23, Amendment No.16 filed 12/21/23, Amendment No. 17 filed 12/26/23, Amendment No. 18 filed 1/18/24, Amendment No. 19 filed 2/7/24, Amendment No. 20 filed 2/20/24, and Amendment No. 21 filed 3/8/24; with respect to the common shares of BlackRock ESG Capital Allocation Term Trust.  This Amendment No. 22 amends Items 3, 4, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $424,448,249 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

The Reporting Persons issued the investor presentation (the "Investor Presentation") attached hereto as Exhibit 8 to shareholders (such exhibit to be deemed incorporated by reference in its entirety into this Item 4) providing their views on the Issuer and its Board, including value-unlocking steps it believes the Issuer should take.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 101,893,121 shares of common stock outstanding as of 12/31/23, as disclosed in the company's N-CSR filed 3/6/24.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The transactions in the Common Shares effected in the last sixty days by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 8:	Investor Presentation, incorporated herein by reference to the DFAN14A filed with the Securities and Exchange Commission on May 20, 2024.

CUSIP No. 09262F100	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 21, 2024

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 09262F100	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital in the last sixty days.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
3/22/2024	Buy	35,187	17.02
3/25/2024	Buy	40,881	17.09
3/26/2024	Buy	98,314	17.18
3/27/2024	Buy	110,651	17.23
3/28/2024	Buy	203,385	17.37
4/1/2024	Buy	55,980	17.34